Exhibit 99.1

Translation for information purpose only

INVENTIVA

French société Anonyme with a Board of Directors

with a share capital of EUR 870,776.95

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of the combined general meeting of December 11, 2024

The shareholders of INVENTIVA are informed that the Ordinary and Extraordinary General Meeting will be held on December 11, 2024 at 9 a.m., at: Hôtel Oceania Le Jura - 14, avenue Foch – 21000 Dijon, France.

As a reminder, the General Meeting will be broadcasted live on the Company’s website inventivapharma.com (under the Investors tab: Shareholders' Meetings, 2024).

Since the notice of meeting published in the Bulletin des Annonces Légales Obligatoires on November 4, 2024 (bulleting n°133), the agenda has been amended, the 65th resolution becoming “Amendment of the Deputy Chief Executive Officer’s compensation policy” and the old 65th resolution becoming the 66th resolution “Powers to carry out formalities”. The amended agenda is as follows:

Agenda

Reading of the reports of the Board of Directors;

Ordinary items

1.	Appointment of Mr. Mark Pruzanski, as Director of the Company;

2.	Appointment of Mr. Srinivas Akkaraju, as Director of the Company;

3.	Approval of the compensation policy for the Chief Executive Officer (application from the date of separation of functions);

4.	Approval of the compensation policy of the Chairman of the Board of Directors (application from the date of separation of functions);

Extraordinary items

5.	Capital increase in cash for a nominal amount of EUR 78,720.64 by issuance of ordinary shares, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

6.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

7.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

8.	Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP;

9.	Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.;

10.	Cancellation of the preemptive subscription rights for BioDiscovery 6 FCPI;

11.	Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.;

12.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

13.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

14.	Cancellation of the preemptive subscription rights for CVI Investments Inc.;

Translation for information purpose only

15.	Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.;

16.	Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.;

17.	Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.;

18.	Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.;

19.	Cancellation of the preemptive subscription rights for Adage Capital Partners;

20.	Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC;

21.	Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund;

22.	Cancellation of the preemptive subscription rights for KVP Capital, L.P.;

23.	Decision to issue 8,053,847 share subscription warrants of the Company without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

24.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P. ;

25.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P. ;

26.	Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P. ;

27.	Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC ;

28.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

29.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

30.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

31.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

32.	Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.;

33.	Capital increase by issuance of shares with warrants, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

34.	Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP;

35.	Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.;

36.	Cancellation of the preemptive subscription rights for BioDiscovery 6 FCPI;

37.	Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.;

38.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

39.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

40.	Cancellation of the preemptive subscription rights for CVI Investments Inc.;

41.	Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.;

42.	Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.;

43.	Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.;

44.	Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.;

45.	Cancellation of the preemptive subscription rights for Adage Capital Partners;

46.	Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC;

47.	Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund;

48.	Cancellation of the preemptive subscription rights for KVP Capital, L.P.;

Translation for information purpose only

49.	Decision to issue share subscription warrants to share subscription warrants, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

50.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P. ;

51.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P. ;

52.	Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P. ;

53.	Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC ;

54.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

55.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

56.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

57.	Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.;

58.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

59.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

60.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;

61.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

62.	Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

63.	Modification of the overall limit on the maximum authorized amounts set under the resolutions twenty-first to twenty-third, twenty-sixth, twenty-eighth and twenty-ninth resolutions of the Combined General Meeting dated June 20, 2024;

Ordinary

64.	Amendment of the Company's directors' compensation policy;

65.	Amendment of the Deputy Chief Executive Officer’s compensation policy ;

66.	Powers to carry out formalities.

Translation for information purpose only

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The draft resolutions to be submitted to the vote of the General Meeting are those published in the meeting notice of the Bulletin des Annonces Légales Obligatoires on November 4, 2024 (bulletin n°133) subject to the following changes:

-	in the eighth resolution, the number “N” of shares shown in the table, i.e. 311,654, is replaced by 311,653 ;

-	after the sixty-fourth resolution, a new 65th resolution has been added: “Amendment of the remuneration policy for the Chief Operating Officer”, worded as follows:

SIXTY-FIFTH RESOLUTION (Amendment of the Deputy Chief Executive Officer’s compensation policy)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with (i) the report on corporate governance referred to in Article L.225-37 of the French Commercial Code and contained in Chapter 3 of the Universal Registration Document describing the components of the compensation policy of corporate officers, and (ii) the document "Compensation policy applicable to the Deputy Chief Executive Officer of Inventiva” published on the website of the Company and included in the report of the Board of Directors to this meeting, which replaces, in the case of the Deputy Chief Executive Officer, the provisions set out in Chapter 3, paragraph 3.5.1.2 of the Universal Registration Document applicable to the Deputy Chief Executive Officer,

Approves, pursuant to Article L.22-10-8 of the French Commercial Code, the compensation policy of the Deputy Chief Executive Officer applicable for the current financial year from the date of separation of functions, including the policy applicable to all corporate officers, as set out in Chapter 3, paragraph 3.5.1.1 of the Universal Registration Document, and the Deputy Chief Executive Officer’s own arrangements as set out in the document referred to in (ii) above.

-	the former 65th resolution has become the new 66th resolution “Powers to carry out formalities”.

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Translation for information purpose only

INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Monday December 9, 2024, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Monday December 9, 2024, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Monday December 9, 2024, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail; by logging in on the website www.sharinbox.societegenerale.com using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, shareholders should follow the on-screen instructions to access the VOTACCESS platform and request their admission card; the registered shareholder who has not received their admission card may spontaneously attend the General Meeting with an proof of identity document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by Monday December 9, 2024, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove her quality during the registration process.

2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-30 of the French Commercial Code.

Translation for information purpose only

Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 business days before the date of the General Meeting (that is December 8, 2024).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging on to www.sharinbox.societegenerale.com, using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, follow the on-screen instructions to access the VOTACCESS platform.

they may also appoint or revoke a proxy by sending an e-mail bearing an electronic signature, obtained by them from an authorized third-party certifier under the legal and regulatory conditions in force, to the e-mail address agiva11122024@inventivapharma.com, specifying their surname, first name, address and Société Générale identifier for pure registered shareholders (information available at the top left of their account statement) or their identifier with their authorized intermediary for administered registered shareholders, as well as the surname, first name and address of the appointed or revoked proxy;

SGSS is available to answer shareholder queries from 9:00 a.m. to 6:00 p.m. on the following telephone number: + 33 (0)2 51 85 67 89 ;

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

Translation for information purpose only

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address agiva11122024@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation to the Services des Assemblées of Société Générale.

In order for the duly signed and completed appointments or revocations of proxy to be validly taken into account, they must reach the Company no later than Tuesday December 10, 2024 at 3 pm, for the electronic notification.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Friday November 22, 2024, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Tuesday December 10, 2024, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time, that is Monday December 18, 2024 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the Shareholders' Meeting, i.e. Thursday Decembre 5, 2024.

Requests for submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the meeting, that is Wednesday November 20, 2024.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

As from the notice of meeting, shareholders may ask the Company to send them the documents and information mentioned in Articles R. 225-81 and R. 225-83 of the French Commercial Code, up to and including the fifth day, preferably by email (agiva11122024@inventivapharma.com) or at the head office by registered letter with acknowledgment of receipt. To this end, the shareholder shall indicate one's e-mail address in the request so that the Company can validly send him said documents in return. Bearer shareholders must provide proof of this status by sending a certificate of registration.

The Board of Directors